January 21, 2009

# OMV continues to optimise its filling station network in Austria

- Approximately 60 filling stations sold since the beginning of the year 2008 – locations guaranteed by new operators
- Additional 70 OMV and Avanti filling stations up for sale now
- Clear focus on OMV strategy: Expansion of premium station locations and quality leadership with the VIVA brand

**In 2008, OMV announced the optimisation of its current operating network of 559 filling stations in Austria through sale. To date, approximately 60 locations under the Avanti and OMV brands have been sold to new operators. In a next step, an additional 70 OMV and Avanti filling stations will be placed on the market nationwide. Against the backdrop of intensive competition on the filling station market, the OMV strategy is to continue to consistently focus on quality and convenience and to strengthen and further expand premium station locations as well as the VIVA brand. This requires locations with high customer frequency. The disposal of the current filling station network within the framework of a customary industry network evaluation will lead to enhanced efficiency and cost optimisation.**

28 of the OMV and Avanti filling stations sold in Styria and Carinthia were taken over by Annawitt, a company based in Graz, and will be further operated under the A1 brand. Eleven of the OMV and Avanti filling stations in Burgenland were acquired by the Vienna-based petroleum company AWI Mineralölgroßhandel and will be rebranded with the AWI brand. Eleven stations in Tirol and two stations in Vorarlberg will become part of the filling station network of the Gutmann company. The firm Leikermoser acquired two OMV filling stations in Salzburg. Moreover, single stations were sold to private individuals.

The sale of an additional 70 filling stations – approximately 30 OMV and 40 Avanti stations – is planned to be finalised by year-end 2009. The OMV filling station strategy is focused on growth in the premium segment: It is aimed at the consistent strengthening and further expansion of premium station locations with high customer frequency as well as the VIVA brand. OMV is committed to continuing to meet customer needs in the future. With a high-value offering, a pleasant ambiance and a first-class service portfolio, the Company is clearly positioning itself as quality leader. OMV is currently operating 170 filling stations with VIVA throughout Austria. A further roll-out up to 200 VIVA shops is planned.

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## Background information:

**OMV Aktiengesellschaft**

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a market capitalization of approximately EUR 6 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d in 2007 and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

## For further information, please contact:


**OMV**

| | |
|---|---|
| Ana-Barbara Kunčič, Investor Relations | Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com |
| Bettina Gneisz, Press | Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com |
| Thomas Huemer, Press | Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com |

**Homepage:** www.omv.com


**Next result announcement:** January – December and Q4 2008 on February 25, 2009

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